UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ] Rule 13d-1(b)

 [  ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	225310 10 1

1.		NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Donald A. Foss

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		12,539,583

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		83,166

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,539,583

WITH	8.	SHARED DISPOSITIVE POWER

		83,166

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,622,749

10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

46.5%*

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* The percentage is calculated based upon total outstanding shares of 27,141,367 as of October 22, 2010 as set forth in Issuer’s Form 10-Q filed on November 1, 2010.

Item 1.

(a) Name of Issuer.
Credit Acceptance Corporation.
(b) Address of Issuer’s Principal Executive Offices:
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

Item 2.

(a) Name of Person Filing:
Donald A. Foss
(b) Address of Principal Business Office, or if none, Residence:
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339
(c) Citizenship:
United States
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
225310 10 1

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership.

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Donald A. Foss	12,622,749	46.5%	*	4,166,188		83,166	(iv)	4,166,188		83,166	(iv)
				500,000	(i)			500,000	(i)
				5,097,309	(ii)			5,097,309	(ii)
				2,776,086	(iii)			2,776,086	(iii)
				12,539,583		83,166		12,539,583		83,166

*	The percentage is calculated based upon total outstanding shares of 27,141,367 as of October 22, 2010 as set forth in Issuer’s Form 10-Q filed on November 1, 2010.

(i)	Shares held as collateral in a loan facility at Comerica Bank.

(ii)
Karol A. Foss, as the Trustee of the Karol A. Foss Revocable Trust Under Agreement dated January 16, 1981, as amended and restated on January 26, 1984, June 28, 1990, December 10, 1997 and April 1, 2005, is the record owner of these shares. Mr. Foss has sole voting power and dispositive power of such shares pursuant to an agreement dated December 6, 2001 which expires December 6, 2013.

(iii)	Jill Foss Watson, as the Trustee of the Jill Foss Watson Trust Under Agreement dated March 28, 2007, is the record owner of these shares. Mr. Foss has sole voting power and dispositive power.

(iv)	Shares are owned by a limited liability company in which Mr. Foss has a 20% interest.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Karol A. Foss has the right to receive any dividends on, and any proceeds from the sale of, 5,097,309 shares as to which she is the record owner. Donald A. Foss has sole voting power and dispositive power of such shares pursuant to an agreement dated December 6, 2001.
Jill Foss Watson has the right to receive any dividends on, and any proceeds from the sale of, 2,776,086 shares as to which she is the record owner. Donald A. Foss has sole voting and dispositive power of such shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2011

By:	/s/ Donald A. Foss
Name:	Donald A. Foss